UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

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is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

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is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Group First Half Financial Report at 30 June 2015

►    REVENUES: 10.1 BILLION EUROS, -3.3% IN ORGANIC TERMS COMPARED TO THE FIRST HALF OF 2014

►    ebitda: organic reduction of 5% also excluding non-recurring charges for 399 million euros. In reported terms EBITDA was 3.6 billion euros, -16,4% compared to the first half of 2014,  accounting for 36% of revenues

►    NET PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS: 29 million euros. The figure would have exceeded 650 million, without counting non-recurring ITEMS and income AND THOSE connected with the bond BUYBACK, as well as by the dynamics of the VALUATION OF THE Mandatory Convertible Bond

►    Recchi: WE ARE KEEPING THE PROMISES MADE TO SPEED UP DEVELOPMENT OF THE ULTRABROADBAND THANKS TO THE 2015-2017 PLAN. Our investments, which CAME TO 2.1 BILLION EUROS DURING THE FIRST SIX MONTHS, have increased by 25.7% on the first half of 2014. In Italy, we have now reached 37% of the population (+5% in just one quarter) with fixed ultrabroadband (183 cities connected) and MORE THAN 83% of the population with mobile ultrabroadband

►    Patuano:  marked improvement in the performance of the domestic market.
REVENUES FOR THE SECOND QUARTER HAVE GROWN by 113 million euros ON THE FIRST QUARTER OF 2015, with positive performance recorded by mobile and fixed alike. We have confirmed our status as the top mobile operator AND OUR AGREEMENTS WITH NATIONAL AND INTERNATIONAL TV PLAYERS are driving the demand for ultrabroadband connection

►    LIQUIDITY MARGIN AS OF  30 June 2015: 13.4 BILLION EUROS, ALLOWS MATURITIES TO BE COVERED FOR at least THE NEXT 24 MONTHS

►    adjusted net financial debt at 30 June 2015 down BY 438 MILLION EUROS IN THE SECOND QUARTER COMPARED TO THE FIRST QUARTER

***

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

The results of the Second Half of 2015 will be illustrated to the financial community during a conference call scheduled for Friday 7 August 2015, 12 pm (CET). Journalists may listen to the conference call, without asking questions, by calling: +39 0633168.

Those unable to connect live may follow the presentation until 14 August by calling: +39 06334843 (access code 824743#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/1H2015/eng

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Telecom Italia Group First Half Financial Report at 30 June 2015 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Consolidated Finance Law - CFL) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (defined as "IFRS"), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005.  The First Half Financial Report at 30 June 2015 is submitted to a limited audit. This activity is currently taking place.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Half-Year Consolidated Financial Statements at 30 June 2015 are consistent with those adopted in the Annual Consolidated Financial Statements at 31 December 2014, to which reference can be made, except for the new Principles/Interpretations adopted by the Group starting from 1 January 2015, which had no impact on the Group's Consolidated Financial Statements.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial book debt and adjusted net financial debt. Further details regarding these indicators are provided in the annex.

Note that the section "Business Outlook for the 2015 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Rome, 7 August 2015

The Telecom Italia Board of Directors chaired by Giuseppe Recchi yesterday examined and approved the Group’s First Half Financial Report at 30 June 2015.

"During the second quarter of the year too, Telecom Italia has continued to invest in our country's future: we have invested more than 2 billion on developing new fixed and mobile ultrabroadband networks, making for a 25.7% increase on the same period of last year. We are certain that, thanks to our great efforts, Italy will be able to achieve the Digital Agenda targets and play a leading role in Europe", the Chairman, Giuseppe Recchi, commented.

"The results of the second quarter of the year show solid improvement in turnover in Italy, which has grown by 113 million euros as compared with the first three months of the year, rising both in fixed and mobile. TIM is once again confirmed as the country's top mobile operator, increasing revenues from innovative services by 21.8% on 2014", Marco Patuano, Telecom Italia's Chief Executive Officer,  adds. "The fixed ultrabroadband clearly shows the benefits of the agreements we are stipulating with contents providers, increasing the demand for connection. Industrial margins have also continued to improve, whilst the absolute figure is affected by non-recurring factors and technical provisions connected with regulatory and legal affairs that are still underway and which we trust will have a successful outcome.” The Chief Executive Officer in fact emphasized, "the underlying result of the domestic EBITDA - excluding the impact of both non-recurring charges and other exceptional items - shows a trend of sequential improvement, with a drop in the second quarter of 2015 of 2.7% on an annual basis, showing a recovery compared to the figure recorded in the first three months of the year (-4.8%).”

The Financial Report highlights that the domestic market, during the first half of 2015, confirmed the trend to progressive recovery on a quarterly basis in domestic turnover, with a lesser drop than in previous quarters, thanks to the attenuation of the dynamic of contraction of traditional services and the development of innovative ones. In particular, there was a continuous strengthening of competitive positioning in the Mobile segment, where market shares were maintained and limited erosion of average revenues per user (ARPU) was seen, supported in particular by greater penetration of mobile internet. In the Fixed segment, the revenue recovery trend was supported by positive growth in broadband ARPU, progressive growth in ADSL customers, with premium bundle/flat offers and the development of ICT services.

The economic-financial results of the first half of 2015 were also characterised by the impacts of certain non-recurring events and by the start-up of some projects for the rationalisation and improvement of operative efficiency.

More specifically, the Financial report shows how the results posted for the first half of 2015 recorded non-recurring charges for a total of 399 million euros; these charges - connected with events and operations that, by nature, do not take place continuously in normal operations - are highlighted insofar as of significant amount and include charges deriving from company reorganisation/restructuring, charges consequent to regulatory disputes and sanctions and related liabilities, charges for disputes with former employees and liabilities with customers and/or suppliers.

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

At the end of 2014, Telecom Italia launched an important Real estate project, which envisages a restructuring plan, the closure of some properties and renegotiation of leases with the related owners, with a view to ensuring efficiency and savings, mainly achieved through an extension of contractual expiry dates and a reduction in rental fees.

In greater detail, with reference to the first half of 2015 alone, please note that two properties that are considered strategic have been purchased; the relevant contracts were previously classified as finance leases. Negotiations have also drawn to a close on a first set of approximately 500 lease contracts and/or new contracts have been stipulated.

More specifically, more than half these contracts were previously posted according to the operating lease method; following the contractual changes made, the latter have now been posted to the financial condition as at 30 June 2015, in accordance with the finance method (Tangible assets held under finance lease agreements).

The renegotiation and/or stipulation of new contracts, together with the different accounting treatment, have determined an overall impact on the equity position as at 30 June 2015 of 676 million euros in terms of greater tangible assets and related finance lease payables.

Activities connected with the development of the Project will in fact continue over the next few months and will - when fully up and running - entail a significant reduction in the rental costs as well as savings on energy, facility services, a rationalisation of spaces and the costs connected with the dispersion of the offices.

In June 2015, the listing process (IPO) of the ordinary shares of INWIT S.p.A. on the Electronic Share Market organised and managed by Borsa Italiana S.p.A. was completed successfully. This entailed the sale of the minority share (36.33%) of the ordinary shares (and, in July, the sale of 3.64% for the shares for which the greenshoe option had been exercised) and the collection, net of ancillary charges, of 784 million euros. As the transaction did not result in the loss of control over INWIT by Telecom Italia, in compliance with the accounting standards, it was treated as a transaction between shareholders, hence no impacts were noted on the profit and loss account and the positive effects of the transaction were posted directly to increase the Shareholders' Equity attributable to the Shareholders of the Parent company, for a total of 253 million euros, net of ancillary charges and tax.

The Tim Brasil Group concluded the sale of the first block of telecommunications towers (4,176 sites) to American Tower do Brasil; the transaction entailed the collection of 1,897 million reais (approximately 585 million euros) and the simultaneous stipulation of a finance lease contract (IAS 17) for the part share of the towers used by the Tim Brasil Group, with the posting of a financial debt of 977 million reais (approximately 301 million euros); a capital gain was recorded on the profit and loss account, net of ancillary charges, of 918 million reais (approximately 277 million euros).

***

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

In Brazil, the market has been affected by a deterioration in the macroeconomic scenario, which caused a contraction in internal demand, an increase in inflation and a strong devaluation of the reais. These elements contributed to a general slowing of growth in the mobile market compared to the preceding quarters.

In such a context, Tim Brasil substantially maintained its market share in the Mobile segment, significantly increasing its postpaid customer base, but, at the same time, a worsening trend in turnover due to acceleration of the phenomenon of migrating from traditional voice/SMS services to innovative-IP solutions, and a further reduction in mobile termination rates (MTR) in force since the end of February 2015. The negative dynamic in mobile revenues was partly mitigated by growth in the turnover of the Fixed segment, in particular in the business wholesale segment of Intelig and Broadband segment of TIM Live.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

During the course of the first half of 2015, the perimeter changed as follows:

•  INWIT S.p.A. (Domestic Business Unit): was established in January 2015.

The following changes to the consolidation scope occurred during 2014:

•  Telecom Italia Ventures S.r.l. (Domestic Business Unit): was established in July 2014;

•  Rete A S.p.A. (Media Business Unit): on 30 June 2014 Persidera S.p.A. acquired 100% of the company, and as a consequence, Rete A became part of the consolidation scope of the Group and was fully consolidated; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•  TIMB2 S.r.l. (Media Business Unit): was established in May 2014;

•  Trentino NGN S.r.l. (Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group's consolidation scope.

TELECOM ITALIA GROUP

Revenues in H1 2015 amounted to 10,097 million euros, down 4.3% from the 10,551 million euros recorded in H1 2014 (-454 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 3.3% (-347 million euros).

Revenues, broken down by business unit, are as follows:

(million euros)	H1 2015		H1 2014		Changes
		% of total		% of total	absolute	%	% organic

Domestic	7,375	73.0	7,531	71.4	(156)	(2.1)	(2.5)
Core Domestic	6,818	67.5	7,007	66.4	(189)	(2.7)	(2.7)
International Wholesale	635	6.3	601	5.7	34	5.7	0.6
Olivetti	90	0.9	106	1.0	(16)	(15.1)	(15.1)
Brazil	2,688	26.6	3,009	28.5	(321)	(10.7)	(6.1)
Media and Other Assets	57	0.6	31	0.3	26
Adjustments and eliminations	(23)	(0.2)	(20)	(0.2)	(3)
Consolidated Total	10,097	100.0	10,551	100.0	(454)	(4.3)	(3.3)
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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

EBITDA in H1 2015 was 3,633 million euros (4,345 million euros during H1 2014), down 712 million euros compared with H1 2014, accounting for 36.0% of revenues (41.2% in H1 2014).

Organic EBITDA decreased by 684 million euros (-15.8%) compared with H1 2014, accounting for a percentage of revenues down by 5.3 percentage points from 41.3% in H1 2014 to 36.0% in H1 2015.

EBITDA in H1 2015 suffered the negative impact of non-recurring items in the total amount of 399 million euros.

Without these items, the organic change in EBITDA would have been -5.0%, accounting for 39.9% of revenues, down 0.8 percentage points on H1 2014.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	H1 2015		H1 2014		Changes
		% of total		% of total	absolute	%	% organic

Domestic	2,846	78.3	3,501	80.6	(655)	(18.7)	(18.9)
% of Revenues	38.6		46.5			(7.9) pp	(7.8) pp
Brazil	784	21.6	840	19.3	(56)	(6.7)	(1.8)
% of Revenues	29.2		27.9			1.3 pp	1.3 pp
Media and Other Assets	2	0.1	6	0.1	(4)
Adjustments and eliminations	1	−	(2)	−	3
Consolidated Total	3,633	100.0	4,345	100.0	(712)	(16.4)	(15.8)
% of Revenues	36.0		41.2			(5.2) pp	(5.3) pp

EBIT in H1 2015 was 1,782 million euros (2,225 million euros during H1 2014), down 443 million euros (-19.9%) compared with H1 2014, accounting for 17.6% of revenues (21.1% in H1 2014).

Organic EBIT was down 432 million euros, accounting for 17.6% of revenues (21.2% in H1 2014).

EBIT for H1 2015 suffered the negative impact of net non-recurring items for a total of 122 million euros: the non-recurring charges already mentioned in the comment on EBITDA (399 million euros) were offset by the positive impact of the capital gain of 277 million euros deriving from the sale of the telecommunications towers in Brazil. Without these net non-recurring items, the organic change in EBIT would have been -9.5%, accounting for 18.9% of revenues.

Net consolidated profits attributable to Shareholders of the Parent company were 29 million euros (543 million euros during the same period of 2014). In addition to non-recurring charges and income, they also suffered the negative impact of the bond buyback transactions during the half-year and some items of a purely accounting and valuation nature, which do not generate any financial adjustments, particularly in connection with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued late 2013 with a maturity at three years. In the absence of these impacts the profits of the first half of 2015 would have been over 650 million euros.

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Capex in H1 2015 were 2,146 million euros, up 439 million euros (+25.7%) on H1 2014, and breaks down as follows by operational sector:

(million euros)	H1 2015		H1 2014		Change
		% of total		% of total

Domestic	1,506	70.2	1,177	69.0	329
Brazil	637	29.7	526	30.8	111
Media and Other Assets	3	0.1	4	0.2	(1)
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	2,146	100.0	1,707	100.0	439
% of Revenues	21.3		16.2		5.1 pp

Capital expenditure for the Domestic Business Unit recorded an increase of 329 million euros compared to the first half of 2014.  Much of this is due to the expenditure of 117 million euros for the renewal for three years of the GSM licence, as well as the growth in innovative investments dedicated to developing new generation networks and services (+257 million euros), which represented more than 40% of total investment (about 30% in the corresponding period of 2014).

Industrial investments in the Brazil Business Unit show an increase of  111 million euros compared to the first half of 2014, including the negative exchange rate effect of 26 million euros; these investments were primarily directed to the evolution of the industrial infrastructure and the sales support platforms.

The cash flow from operations is positive by 701 million euros  (1,044 million euros in H1 2014) and is affected in particular by the seasonal dynamics of disbursements related to liabilities accrued in the last quarter of the previous financial year.

Adjusted net financial debt as of 30 June 2015 was 26,992 million euros, down by 366 million euros compared with 30 June 2014 (27,358 million euros), an increase of 341 million euros compared to 31 December 2014 (26,651 million euros); it incorporates not only the impacts connected with the operative and financial management and payment of tax and dividends, but also income from the INWIT I.P.O. on the domestic market and the sale of ownership of the towers in Brazil, offset by the recording of a greater debt for finance leases (IAS 17) for the real estate project and the leaseback of the part share of the towers in Brazil.

Net financial book debt was equal to 28,358 million euros (28,021 million euros as of 31 December 2014).

During Q2 2015, adjusted net financial debt dropped by 438 million euros against 31 March 2015: the positive financial trend, together with the effects of the sale of the transmission towers in Brazil and the non-controlling share of INWIT absorbed the outlay deriving from the payment of dividends and the impacts of the posting of greater debt for finance leases (IAS 17) for the real estate project and the leaseback of the part share of the towers in Brazil.

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

The liquidity margin as of 30 June 2015 is 13.4 billion euros, (13.1 billion euros as of 31 December 2014), and consists of 6.4 billion euros in cash (6.1 billion euros as of 31 December 2014) and unused committed credit lines totalling 7 billion euros (equal to those existing as of 31 December 2014). This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

Group headcount for the Group as of 30 June 2015, excluding the 16,290 units related to Discontinued Operations, was 65,917, including 52,747 in Italy (66,025 as of 31 December 2014, including 52,882 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 30 June 2015 can be found in the press release issued on 30 July, following the Board of Directors' meeting.

***

DOMESTIC

Domestic revenues fell by 2.1% in reported terms and 2.5% in organic terms to 7,375 million euros (7,531 million euros in H1 2014).

Performance in the first half of 2015 in terms of the change compared to the same period of 2014 showed a further reduction (-2.1%, -156 million euros), but confirmed the trend of recovery that started in the second half of the previous year. More specifically, the second quarter of 2015 recorded a reduction of -1.6%, which is more limited than the previous quarters (-2.6% for the first quarter of 2015 and -5.0% for the fourth quarter of 2014).

This recovery can be attributed to a progressive dynamic of improvement in the market context, particularly in terms of the competitive performance featuring action to defend/improve market shares - particularly in the Mobile segment - and accelerate the development of broadband and ultrabroadband services that have enabled ARPU levels to stabilise against the structural downturn of prices and use of more traditional services.

Highlights:

►     Core Domestic Revenues

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Core Domestic revenues amount to 6,818 million euros and fell by 2.7% (7,007 million euros in the first six months of 2014).

The performance of the various market segments as compared with the same period of 2014 is as follows:

•        Consumer: the revenues of H1 for the Consumer segment amounted to 3,521 million euros, with a reduction of 54 million euros (-1.5%) compared to the same period of 2014 (-1.6% during the second quarter, -1.5% during the first quarter), with further confirmation of the specific gradual recovery seen as from the second half of 2014. In particular the revenues from Mobile services recorded a reduction of -49 million euros, equal to -3.2% (-2.1% in the second quarter of 2015 and -4.3% in the first quarter) compared to the same period of the previous year, an improvement in performance due to the cooling off of competitive pressure, the progressive stabilisation of the market share and the constant growth of mobile internet. Service revenues in the Fixed sector (-28 million euros, -1.5%  compared to the same period of the previous year, -1.6% in the second quarter, -1.4% in the first quarter) also confirmed the trend of an appreciable improvement shown from the second half of 2014 onwards, thanks to the action taken to develop ARPU in recent months, such as the development of flat and bundle offers, re-pricing and customer upgrades to fibre;

•            Business: during the first half of 2015, revenues from the Business segment came to 2,304 million euros, down 100 million euros (-4.2%), showing significant recovery on the performance recorded during the same period of the previous year (-8.5%) both in Mobile (-4.4% as compared with -9.4% for the first half of 2014, recovering 5.0 percentage points) and in Fixed (-4.0% as compared with the -8.3% of the first half of 2014, improving by 4.3 percentage points). The action taken has successfully reduced the decline in revenues from Mobile services in the first half of 2015 (-29 million euros, -4.8% on the same period of 2014), thanks to a lesser erosion of the traditional voice and messaging services component, which highlight a downturn of 48 million euros (the first six months of 2014 had recorded a reduction of -107 million euros on the same period of last year), by virtue of the customer repositioning on bundle formulas at a lower overall ARPU level, partially offset by the positive performance of innovative services (+17 million euros, +7.0% on the same period of last year), mainly thanks to browsing (+20 million euros, +10.4%). Revenues in Fixed sector services (-84 million euros) showed a marked recovery (-5.0% in the first half of 2015 as compared with -8.8% in the same period of the previous year), yet continuing to influence an outlook that shows slight signs of improvement, as well as the contraction in the prices of traditional voice and data services and the technological substitution towards VoIP systems, partially offset by constant growth in ICT revenues (+6%), particularly on Cloud services (+37% compared to the first half of 2014);

•         National Wholesale: the Wholesale segment records revenues for H1 2015 amounting to 891 million euros, down by 24 million euros (-2.6%) on the corresponding period of 2014. The reduction is mainly due to the migration of offers of traditional circuits towards more competitive solutions on new generation IP/Ethernet networks, the migration of accesses and interconnection flows from traditional networks towards IP solutions and the reduction of revenues from mobile traffic on national roaming.

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

►     Telecom Italia Sparkle Group (International Wholesale) Revenues

The first half of 2015 International Wholesale - Telecom Italia Sparkle Group revenues amounted to 635 million euros, an increase compared to the corresponding period of 2014 (+34 million euros, +5.7%). In particular, the increase is related to revenues for IP/Data services (+21 million euros, +17.1%) and revenues for phone services (+15 million euros, +3.5%). The other business segments remain substantially stable (- 2 million euros, -4%).

►     Olivetti Revenues

In the first half of 2015, revenues from core business lines (Office, Retail and Systems and Advanced Caring) came to 90 million euros.

The EBITDA of the Domestic Business Unit in the first half of 2015 amounted to 2,846 million euros, with a reduction of 655 million euros compared to the same period of 2014 (-18.7%), accounting for 38.6% of revenues (-7.9 percentage points compared to the same period of 2014). Organic EBITDA decreased by 665 million euros (-18.9%) compared with H1 2014, accounting for a percentage of revenues down by 7.8 percentage points from 46.4% in H1 2014 to 38.6% in H1 2015.

EBITDA in H1 2015 suffered the negative impact of non-recurring charges in the total amount of 393 million euros.

Without these charges, the organic change in EBITDA would have been -5.8%, accounting for 43.9% of revenues, down 1.6 percentage points on H1 2014. Equally, to match the trends recorded on revenues, showing recovery on previous quarters (-0.9% during Q2 as compared with -10.4% during Q1 2015 and -10.9% during Q4 2014).

The EBIT of the Domestic Business Unit in the first half of 2015 is 1,222 million euros (1,863 million euros in the same period of 2014); the percentage with respect to the revenues , both in reported and organic terms, went from the 24.7% of the first half of 2014 to the 16.6% of the first half of 2015.

EBIT of the first half of 2015 suffered the negative impact of non-recurring charges for a total of 393 million euros. Without these, the organic change in EBIT would have been -8.2%, accounting for 21.9% of revenues.

The headcount, of 52,825 employees, fell by 251 units compared to 31 December 2014.

BRAZIL

(average reais/euro exchange rate 3.31144)

Revenues in H1 2015 amounted to 8,900 million reais, down by -577 million reias (-6.1%) on the same period of 2014. Revenues from services reached 7,724 million reais, with a reduction of 360 million reais compared to 8,084 million reais in the first half of 2014 (-4.5%). The lower turnover is attributable primarily to the revenue component from incoming mobile traffic (-530 million reais, -39.4%) due to the reduction in the mobile termination rates (MTR) and the lesser volumes, as well as the traditional outgoing voice traffic (-8%). These effects are partially offset by the increase recorded in revenues from mobile data (+496 million reais, +44.5%).

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Mobile ARPU (Average Revenue Per User) in the first half of 2015 was 16.4 reais compared to 17.6 reais in the same period of 2014 (-6,8%). Revenues from product sales stood at  1,176 million reais (1,393 million reais in H1 2014, -15.6%); this reflects the impact of the economic crisis of family spending trends.

The total number of lines as of 30 June 2015 was estimated at 74.6 million, down on the figure as of 31 December 2014 (75.7 million lines), corresponding to a market share for the lines of approximately 26.4%.

EBITDA of 2,597 million reais was 48 million reais lower than in the same period of 2014 (-1.8%). The EBITDA trend mainly related to the specified lower revenues, partially offset by the lower costs for purchasing materials and services and the lower quotas payable to other operators, despite the higher personnel costs. The EBITDA margin was 29.2%, up 1.3 percentage points on H1 2014.

EBIT amounted to 1,882 million reais an improvement of 721 million reais on H1 2014. Despite the lesser contribution of EBITDA, this result benefits from the capital gain deriving from the conclusion of the first tranche of the sale of telecommunications towers to American Tower do Brasil, which comes to 918 million reais.

Headcount stood at 12,910 employees (12,841 as of 31 December 2014).

*****

With reference to the Deferred MBO 2015 Plan, approved by the Shareholders’ meeting on 20 May last, the Board of Directors resolved, in the light of recent cost efficiency initiatives also regarding the Company’s managerial staff, to not proceed with its implementation, maintaining the original short term incentive structure.  Consequently the two-year investment in shares for half of any possible bonus accrued, with the subsequent allocation of a bonus share, will not be awarded, and, in the case of achievement of the predetermined performance objectives, only the cash bonus will be assigned.

*****

EVENTS SUBSEQUENT TO 30 June 2015

Bond buyback

See the Press Releases on the same subject issued on 16 July 2015 by Telecom Italia S.p.A..

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

INWIT - initial public offering: full exercise of the greenshoe option

See the Press Release on the same subject issued on 6 July 2015 by INWIT S.p.A..

***

OUTLOOK FOR THE 2015 FINANCIAL YEAR

2015 will see the telecommunications market continue to show a fall in traditional services (access and voice), partly offset by the development of revenues from innovative services due to the increasing demand for connectivity and digital services; it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, but considerably less so than that seen in previous years, particularly on Mobile. In Brazil growth is forecast, albeit at lower rates than those recorded in previous years, due to the progressive penetration and saturation of the Mobile market, the migration away from traditional voice-SMS services towards internet services and the impact of the reduction in mobile termination rates (MTR) .

In this context, the Telecom Italia Group – as announced in the 2015-2017 Plan – will continue to defend its market shares and invest in the development of infrastructures, with a heavy increase in innovative investments. More specifically, the five areas of technological development will regard fixed ultrabroadband with optic fibre, mobile ultrabroadband, the development of new data centres to support cloud services, international fibre connections and the transformation of industrial processes aimed at ensuring a structural reduction of the operating costs by simplifying and modernising the infrastructures.

The aim of this acceleration of investments is to create the foundations for stabilisation and recovery of turnover based increasingly on the spread of innovative services with digital content.

Overall investments in the Domestic area in the plan horizon will total more than 10 billion euros, around 5 billion euros of which solely for innovative developments (NGN, LTE, Cloud Computing , Data Centres, Sparkle and Transformation), which by 2017 will enable 75% of the population to access optic fibre, and over 95% to access 4G. In Brazil the investments will total over 14 billion reias, with the aim to extend 4G coverage to over 15,000 sites, and 3G coverage to over 14,000 sites by 2017.

In this context, for the current year and in line with the trends described in the 2015 - 2017 three-year plan, a progressive improvement is expected in operating performance on both the domestic market (with EBITDA stabilisation target in 2016) and in Brazil.

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of the Italian Consolidated Law on Financial Intermediation, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

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talia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.490.008 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager